UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-35755

Delta Technology Holdings Limited

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 18, 2016, Mr. George Kaufman tendered his resignation as director and Chairman of  the Compensation Committee of the Company, effective as of such date. The Board of Directors of the Company accepted Mr. Kaufman’s resignation on February 22, 2016. His resignation was not the result of any disagreement with the Company on any matter relating to its operation, policies, or practices.

On February 22, 2016, the Board of Directors elected Mr.Anatoly Danilitskiy as director and Chairman of the Compensation Committee of the Company to fill in the vacancy created by Mr. Kaufman’s resignation, effective February 22, 2016. Mr. Daniliskiy will also serve as a member of the Audit Committee and Governance and Nominating Committee of the Company.

Mr. Anatoly Danilitskiy, 63. From 2009 to 2015, Mr. Danilitskiy served as Chairman of the Board of RETN Group, which is an international network service provider. From 2004 to 2009, Mr. Danilitskiy established and led National Reserve Corporation, or NRC, to consolidate its strategic non-banking investment assets to become one of Russia’s largest private holding companies. While at NRC, Mr. Danilitskiy was responsible for a number of key deals in energy (including but not limited to purchasing certain Gazprom assets), transportation, debt arbitrage and distressed assets. Also from 2004 to 2009, Mr. Danilitskiy served as Chairman of CIS Interfincom AG, a financial and asset management subsidiary of NRC, where he oversaw all major money market transactions and securities trading. From 1994 to 2004, Mr. Danilitskiy served as First Deputy Chairman of National Reserve Bank, or NRB, the parent company of NRC and one of Russia’s leading universal commercial banks, where he was responsible for business development and international affairs. From 2006 to 2009, Mr. Danilitskiy served as Member of Board of Directors and member of Renumeration and Assessment Committee of Aeroflot International Airlines, a Russian national carrier, where he played a key role in the successful effort to modernize the fleet of aircraft.

Since 2007, Mr. Danilitskiy has served as a Member of the Supervisory Board of Energobank and is a majority shareholder of the bank. In June 2012, he was appointed to serve as Chairman of the Supervisory Board of Energobank. Mr. Danilitskiy has also served as Chairman of the Board of RetnNet, an international telecommunications network, since 2010. From 1993 to 1994, Mr. Danilitskiy was a co-founder of “Russia Investment and Financial Company”. Mr. Danilitskiy previously served as a career diplomat from 1974 to 1993 in the then Soviet Union and later Russian Ministry of Foreign Affairs, having been posted at the embassies in India, Australia and Great Britain. He retired in 1993 with a rank of Senior Counselor. Mr. Danilitskiy graduated from Moscow State Institute of International Relations with an MA degree in International Politics in 1974. He is fluent in English and Russian.

There is no family relationship between the new director and any of our other officers and directors. There are no understandings or arrangements between the new director and any other person pursuant to which our new director was selected as a director. There has not been any transaction or currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which our new director had or will have a direct or indirect material interest since the beginning of the Company’s last fiscal year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  February 24, 2016

Delta Technology Holdings Limited

By:	/s/ Xin Chao
Name: Xin Chao
Title: Chief Executive Officer